Exhibit 23.2

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have issued our report dated December 28, 2012, with respect to the combined financial statements of the High Plains Broadcasting Operating Company LLC Stations and Newport Television LLC Stations in Cincinnati, OH; Harrisburg, PA; Mobile, AL; Rochester, NY; San Antonio, TX; and Wichita, KS as of December 31, 2011 and for the year then ended included in the Form 8-K/A of Sinclair Broadcast Group, Inc., which is incorporated by reference in this Registration Statement of Sinclair Broadcast Group, Inc. on Form S-3.  We consent to the incorporation by reference in this Registration Statement of the aforementioned report, and to the use of our name as it appears under the caption “Experts”.

/s/ Grant Thornton LLP

Wichita, Kansas

March 14, 2013